SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013 (Report No. 3)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

Attached hereto and incorporated by reference herein are the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on December 6, 2013, or, the Meeting.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, of the Registrant at the close of trading on the Nasdaq Global Market on November 5, 2013, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant, are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Dimitrios Angelis
Dimitrios Angelis
Chairman of the Board of Directors

Date: October 31, 2013

ON TRACK INNOVATIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Friday, December 6, 2013, at 09:00 A.M. (Pacific Standard Time), at Manhattan Beach Marriott Hotel, 1400 Parkview Avenue, Manhattan Beach, California 90266, USA (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2012.

2.
To re-appoint Somekh Chaikin (a member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and to authorize the Company's Board of Directors to delegate the authority to determine said independent registered public accounting firm's remuneration to the Audit Committee.

3.	To approve and ratify the purchase of a directors' and officers' insurance policy by the Company.

4.	To approve the terms of employment of Mr. Ofer Tziperman, the Company's Chief Executive Officer.

5.	To adopt the Amended and Restated Articles of Association of the Company.

6.	To approve the issuance of amended and restated indemnification and exemption letters to the directors and officers of the Company.

7.	To approve the Company’s Executive Compensation Policy.

8.
To approve (a) the appointment of Mr. Dimitrios Angelis, the Chairman of the Company's Board of Directors, as the CEO of OTI America, Inc. and (b) the employment terms in connection with such position.

9.
To approve the change of the Company's name to "OTI Ltd." and authorize the management of the Company to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to the Company’s Articles of Association and Memorandum of Incorporation to reflect such name change (with such change of the Company’s name to be effective only following the authorization of the Israeli Registrar of Companies).

10.
To elect Mr. Jerry L. Ivy, Jr. to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following the termination of a 36 month period commencing as of the date of the Meeting.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the current Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the NASDAQ Global Market on November 5, 2013 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  Shareholders are also entitled to notice of the Meeting and to vote at the Meeting if they held ordinary shares of the Company, par value NIS 0.10 per share, (“Ordinary Shares”) through a bank, broker, or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership issued by a member of a stock exchange or with a copy of the shareholder's identification card, passport, or incorporation certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Pursuant to the current Articles of Association of the Company, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, provided that if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the adjourned meeting, the shareholders then present at such adjourned meeting shall nevertheless constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card.  We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail, and other means by certain of our officers, directors, and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's identification card, passport, or incorporation certificate (as applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, or (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or at our transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by December 4, 2013 at 4:00 P.M. Israel time, which is December 4, 2013, at 09:00 A.M. Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors, /s/ Dimitrios Angelis Dimitrios Angelis Chairman of the Board of Directors

October 31, 2013

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL
_____________________

PROXY STATEMENT
_____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on Friday, December 6, 2013, at 09:00 A.M. (Pacific Standard Time), at Manhattan Beach Marriott Hotel, 1400 Parkview Avenue, Manhattan Beach, California 90266, USA (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2012.

2.
To re-appoint Somekh Chaikin (a member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and to authorize the Company's Board of Directors to delegate the authority to determine said independent registered public accounting firm's remuneration to the Audit Committee.

3.	To approve and ratify the purchase of a directors' and officers' insurance policy by the Company.

4.	To approve the employment terms of Mr. Ofer Tziperman, the Company's Chief Executive Officer.

5.	To adopt the Amended and Restated Articles of Association of the Company.

6.	To approve the issuance of amended and restated indemnification and exemption letters to directors and officers of the Company.

7.	To approve the Company’s Executive Compensation Policy.

8.
To approve (a) the appointment of Mr. Dimitrios Angelis, the Chairman of the Company's Board of Directors, as the CEO of OTI America, Inc. and (b) the employment terms in connection with such position.

9.
To approve the change of the Company's name to "OTI Ltd." and authorize the management of the Company to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to the Company’s Articles of Association and Memorandum of Incorporation to reflect such name change (with such change of the Company’s name to be effective only following the authorization of the Israeli Registrar of Companies).

10.
To elect Mr. Jerry L. Ivy, Jr. to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following termination of the 36 month period commencing as of the date of the Meeting.

ITEM 1 - PRESENTATION OF 2012 FINANCIAL STATEMENTS

The Company’s Annual Report for the year ended December 31, 2012 is available on the Company’s website at www.otiglobal.com. The contents of the Company’s website are not part of this proxy. The Company's consolidated financial statements for the year ended December 31, 2012 are included in such Annual Report. At the Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2012, as presented in the Company's Annual Report for the year ended December 31, 2012 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Somekh Chaikin, a member of KPMG International, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013, and authorize the Company's Board of Directors to delegate the authority to determine said independent registered public accounting firm's remuneration to the Audit Committee. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Somekh Chaikin (a member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and to authorize the Board of Directors to delegate the authority to determine the remuneration of said independent registered public accounting firm for such fiscal year to the Audit Committee.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – APPROVAL AND RATIFICATION OF DIRECTORS' AND OFFICERS'
INSURANCE POLICY

The Israeli Companies Law requires shareholder approval for the purchase of liability insurance for directors and the chief executive officer.

The purchase of such insurance is standard practice for the Company and for other public companies, and we believe that the purchase of such insurance is critical to maintaining and attracting quality directors and officers. In accordance with the Israeli Companies Law, such proposed liability insurance for directors and officers will not provide coverage for: (i) violations of a director’s or officer's fiduciary duty toward the Company if the director did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the Company, (ii) breaches of the duty of care if committed intentionally or recklessly, (iii) liability for acts committed with the intent to derive an illegal personal gain, or (iv) monetary fines or penalties.

The Compensation Committee approved and recommended, and the Board of Directors approved and further recommends, that the shareholders approve and ratify the purchase of directors' and officers' liability insurance for directors and officers of the Company currently in office and any other directors and executive officers as may be appointed from time to time, serving from time to time at the Company, with an annual coverage of up to $10 million for all loss arising out of claims made against any and all insured under all combined insurance coverage (including defense costs except within the limitations of liability provided in the insurance policy). Said approval shall be effective until the later of either the 2016 annual meeting of shareholders or December 15, 2016, and shall ratify the purchase of such directors' and officers' liability insurance prior to the date hereof.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve and ratify the purchase of liability insurance for directors and officers of the Company, as may be appointed from time to time, based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.1

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

1 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the said resolution (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than On Track Innovations Ltd. that is affiliated with you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 4 – APPROVAL OF EMPLOYMENT AGREEMENT OF MR. OFER
TZIPERMAN, THE COMPANY'S CHIEF EXECUTIVE OFFICER

Under a recent amendment to the Israeli Companies Law, the compensation of our Chief Executive Officer (even if not a director) must be approved by the shareholders of the Company. This compensation includes cash compensation as well as compensation in the form of equity awards.

The Compensation Committee has recommended and approved, and the Board of Directors has further approved and recommends, that shareholders approve the following employment terms for Mr. Tziperman in connection with his office as the Chief Executive Officer of the Company:

•           Services. Mr. Tziperman shall act as the Chief Executive Officer of the Company and the Chief Executive Officer of the Company’s subsidiaries, PARX Ltd. and EasyPark Ltd. The employment terms under the Agreement shall apply to the employment of Mr. Tziperman as the Chief Executive Officer of the Company, even if his employment with any of the Company’s subsidiaries expires or is terminated.

•           Consideration. Mr. Tziperman shall be entitled to a monthly gross salary of NIS 90,000 in addition to an executives' insurance fund, loss of working capacity insurance, a vocational study fund, and a car to be placed at his exclusive disposal (and grossing up the value of the benefit resulting from such car, which is customary in Israel). The current approximate monthly cost of Mr. Tziperman's compensation specified in this subsection is NIS 120,000. By no later than December 31st of each year, the Company's Board of Directors shall determine Mr. Tziperman's salary for the following year.

•           Agreement Term. The Agreement is for an initial three-year term commencing on March 7, 2013 and ending on March 6, 2016. This initial term shall be automatically extended for two successive periods of three years each. Nevertheless, other than in the case of termination of the agreement for cause, the term of the agreement may be terminated by either party upon at least six months' prior written notice and Mr. Tziperman shall be entitled to receive his monthly salary and the pro rata amount of the bonus as specified below (if owing) for the duration of the notice period.

•           Bonus. Mr. Tziperman shall be entitled to an annual bonus of no greater than 100% his annual base salary during the year in which the bonus is paid (i.e., up to NIS 1,080,000 for 2013). The parameters by which the annual bonus amount shall be calculated will be determined annually by the Board and will include, among others, financial targets, strategic goals, and other objectives that are aligned with shareholder value. The annual bonus for each year shall be paid to Mr. Tziperman within 30 days from the publication of the audited annual financial statements of the Company for such year. The annual bonus for 2013 shall be paid in cash up to 80% of the max bonus. Max bonus is significantly tied to specific financial targets and operational objectives of one year or less. Furthermore, the CEO may be awarded stock options annually to promote retention and to incentivize the CEO to positively impact shareholder value over a time horizon greater than one year. The total number of options that may be issued to the CEO in any year may not exceed the lesser of 400,000 options or 0.75% of the Company’s Ordinary Shares issued and outstanding at the end of the year as set out in the Company’s Form 20-F or 10-K.  The issuance of stock option awards will be subject to the discretion and approval of both the Compensation Committee and the Board of Directors. All options granted to the CEO shall be subject to vesting periods of three years, vesting in portions of 1/3 of the total number of options each year. The first 1/3 will vest one year after the date of grant, and thereafter on the next two anniversaries of the date of grant. The exercise price of the stock options shall be calculated according to the average closing price of the Company's Ordinary Shares on Nasdaq during the 30 days prior to the date of grant, subject to the terms of the Company's option plan, which includes full acceleration upon a change of control event.

•           Stock Option Package. Without derogating from the aforementioned annual bonus, Mr. Tziperman shall be entitled to be granted 166,666 options to purchase the same number of Ordinary Shares with an exercise price of $0.90 per option (reflecting $150,000, divided by $0.90, which is the average closing price of the Company’s stock over the last 30 calendar days immediately prior to the date of the approval of Mr. Tziperman’s terms of employment as CEO by the Board of Directors, on April 30, 2013). The options will vest over 3 years, with one-third of the options vesting on March 7, 2014, one-third on March 7, 2015, and one-third on March 7, 2016, subject to the terms of the Company's option plan, which includes full acceleration upon a change of control event.

•           Confidentiality and Non-Competition. In consideration for Mr. Tziperman's commitment to confidentiality and non-competition, Mr. Tziperman shall be entitled to a one-time payment equal to twelve months of the then applicable salary, where 50% of this amount shall be paid upon the termination of his employment and the remaining 50% shall be held in escrow and released 12 months after the termination of his employment, provided Mr. Tziperman has complied with his confidentiality and non-competition commitments.

•           Vacation Days. Mr. Tziperman is entitled to 24 annual leave days in respect of each year of employment, most of which are accruable and redeemable upon termination.

•           Other Terms. Mr. Tziperman shall be entitled to other rights such as reimbursement of expenses, meals at the Company's facilities (the value of which shall be grossed up), and other rights granted to employees under applicable Israeli labor laws, such as convalescence pay (“Dmei-Havraa”) and sick leave.

In making its recommendation, the Compensation Committee considered various factors, including (a) Mr. Tziperman's education, skills, expertise, professional experience, and achievements; (b) Mr. Tziperman's position, responsibilities, and previous compensation arrangements; (c) the ratio between Mr. Tziperman's office and employment terms and the salary of other Company employees and contractors, particularly the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations in the Company; and (d) with respect to variable components, the ability to reduce such variable components at the discretion of the Board of Directors and the ability to set limits on the realizable values of variable components of equity which are non-cash disposed.

The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry, the responsibilities and duties performed by Mr. Tziperman, the equity and compensation for comparably situated chief executive officers, and the estimation of Mr. Tziperman's expected contribution to the future growth and profitability of the Company.

Our Board of Directors has approved the terms of employment of Mr. Tziperman based upon the terms recommended by the Compensation Committee and further recommends that the shareholders approve such terms of employment.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the terms of employment of Mr. Tziperman, the Company's Chief Executive Officer, based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.2

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

ITEM 5 – APPROVAL OF AMENDED AND RESTATED ARTICLES OF
ASSOCIATION OF THE COMPANY

The Company's current Articles of Association were drafted under the Companies Ordinance (New Version) 5743-1983. Since their drafting, the Israeli Companies Law has been adopted and several amendments have also been made to it, and despite amendments of the Company’s current Articles of Association from time to time to reflect certain changes, the Articles have not been amended in a comprehensive manner to fully reflect the current provisions of the Israeli Companies Law. In addition, the Company's current Articles of Association contain provisions that may adversely affect the voting rights of certain shareholders (Articles 34, 35) and that provide special directorship rights to certain founders of the Company who are no longer members of the Board of Directors and are now irrelevant (Articles 72, 74). The Board of Directors believes that in order to meet the standards of good corporate governance and to comply with current legislation, the Company should avoid provisions having any adverse effect on the voting rights of certain shareholders.  Therefore, the Board of Directors recommends that the Company adopt the amended and restated Articles of Association, substantially in the form attached hereto as Exhibit A.

2 See footnote 1 above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Amended and Restated Articles of Association of the Company, substantially in the form attached hereto as Exhibit A."

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

ITEM 6 – APPROVAL OF AMENDED AND RESTATED INDEMNIFICATION
AGREEMENTS FOR DIRECTORS AND OFFICERS

The Israeli Companies Law provides that the indemnification and release of a director or a chief executive officer requires the approval of shareholders.

The Israeli Companies Law provides that directors and officers may not be indemnified or released with respect to (i) a breach of a director’s or an officer's fiduciary duty, unless such breach is committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the Company; (ii) a breach of a director’s or an officer's duty of care to the Company committed intentionally or recklessly; (iii) an act or omission by a director or an officer with the intent of unlawfully realizing personal gain; and (iv) fines, monetary sanctions, forfeiture, and/or penalties imposed upon a director or an officer.

In addition, current Israeli law provides that directors and officers can only be released with respect to liability for damages caused as a result of a breach of their duty of care to the Company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution).

In order to help ensure the Company’s continued ability to attract and retain highly qualified board members and officers and to allow the Company to indemnify directors and officers in connection with payments and expenses incurred in connection with certain administrative proceedings that may be brought under the Israeli Securities Laws, 5278-1968, as amended, the Compensation Committee has recommended, and the and Board of Directors has approved and further recommends that shareholders approve, with respect to all directors and the chief executive officer of the Company currently in office and any other directors and executive officers as may be appointed from time to time to (a) indemnify and release such directors and officers to the maximum extent permitted by law pursuant to the terms and provisions set forth substantially in the form of the Indemnification Agreement attached hereto as Exhibit B ("Indemnification Agreement"), including and with respect to any acts or omissions made in their capacity as directors and executive officers of the Company prior to the date of approval by shareholders; and (b) enter into such Indemnification Agreements.

Under the proposed Indemnification Agreement, the Company’s undertaking to indemnify each director and the executive officer for monetary liabilities (i) shall be limited to matters that are connected or otherwise related to those events or circumstances set forth in Section 4 of the Indemnification Agreement and (ii) shall not exceed US$10 million in the aggregate per director or officer. The Board  of Directors has determined, in accordance with Israeli law, that such maximum amount is reasonable under the circumstances and that the events and circumstances specified in Section 4 of the Indemnification Agreement are foreseeable in light of the Company’s activities as of the date hereof.

THE DESCRIPTION OF THE GENERAL TERMS OF THE INDEMNIFICATION AGREEMENT SET FORTH ABOVE DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE GENERAL TERMS OF THE INDEMNIFICATION AGREEMENT, THE FORM OF WHICH IS ATTACHED HERETO AS EXHIBIT B AND IS INCORPORATED HEREIN BY REFERENCE.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the issuance of Indemnification Agreements to the directors and officers of the Company, as may be appointed from time to time, substantially in the form attached hereto as Exhibit B.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.3

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

3 See footnote 1 above.

ITEM 7 –APPROVAL OF THE COMPANY’S EXECUTIVE OFFICERS
COMPENSATION POLICY

Pursuant to a recent amendment to the Israeli Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as OTI, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law.

Pursuant to the recent amendment, the adoption, amendment, and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Israeli Companies Law.

In accordance with the new Israeli law requirements, our Compensation Committee reviewed and adopted a written compensation policy for our executives, which addresses the items prescribed by the Israeli Companies Law. A copy of the Company’s proposed Executive Officers’ Compensation Policy is attached as Exhibit C to the proxy statement. Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the Company’s Executive Compensation Policy in the form attached hereto as Exhibit C."

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.4

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

ITEM 8 - APPOINTMENT OF MR. DIMITRIOS ANGELIS, THE CHAIRMAN OF
THE COMPANY'S BOARD OF DIRECTORS, AS CEO OF OTI AMERICA, INC.
AND APPROVAL OF HIS EMPLOYMENT TERMS

In April 2013 our Board of Directors elected Mr. Dimitrios Angelis to serve as its chairman. Mr. Angelis brings a wealth of strategic, legal and business acumen to the chairmanship and has over a decade of experience as an accomplished attorney, negotiator, and general counsel to public as well as private companies. Following Mr. Angelis' election as chairman, the Board of Directors determined that the Company and its shareholders can further benefit from Mr. Angelis' capabilities and expertise as a full-time officer of the Company and offered him the position of the Chief Executive Officer of OTI America, Inc., the Company's US subsidiary ("OTI US").

4 See footnote 1 above.

As the chairman of the Board of Directors, under the Israeli Companies Law, each of Mr. Angelis’ appointment and his compensation must be approved by the shareholders of the Company.

The Compensation Committee has recommended and approved, and the Board of Directors has further approved and recommends, that shareholders approve the appointment of Mr. Angelis as the CEO of OTI US and the following employment terms in connection with his office as the Chief Executive Officer of OTI US:

•             Services. Mr. Angelis shall act as the Chief Executive Officer of OTI US.

•             Agreement term and termination.

o
The Agreement is for an initial three-year term commencing on the date of approval by the shareholders and may be terminated at any time and without notice. This initial term shall be automatically extended for successive periods of one year each, unless either party submits a 180-day notice prior to the expiration of the initial period.

o
If Company terminates Mr. Angelis' employment for cause (as defined in the agreement) or if Mr. Angelis terminates his employment without good reason (as defined in the agreement), Mr. Angelis shall be paid for unpaid wages and unused accrued vacation earned through the termination date.

o
If the Company terminates Mr. Angelis' employment other than for cause or total disability (as defined in the agreement) or if Mr. Angelis terminates his employment for good reason, the Company shall pay Mr. Angelis his unpaid salary earned through the termination date and a separation payment in an amount equal to twelve (12) months’ annual base salary in effect at the time of termination.

o
If the Company or Mr. Angelis terminates Mr. Angelis' employment due to his total disability or death, the Company shall pay to Mr. Angelis unpaid wages earned through the termination date, and, if termination is due to disability, the benefits of disability insurance shall continue as provided in the Company’s disability policy.

•             Compensation. Mr. Angelis shall be entitled to the following compensation:

o
An annual gross salary of $300,000 with actual amounts paid to be prorated for the actual period of employment, payable in equal installments in accordance with the Company's normal payroll practice. The Board of Directors of the Company shall review the annual base salary at least annually based on Mr. Angelis performance and other relevant factors and may determine to increase the annual base salary up to 15% per annum.

o
The Company will adopt a bonus plan for Mr. Angelis based on the criteria established in the Company’s Compensation Policy under which Mr. Angelis shall be entitled to receive a bonus in the amount of up to his then applicable gross annual salary. In addition, the Company will pay Mr. Angelis a cash bonus upon commencement of employment of $50,000.

o
The Company will grant to Mr. Angelis an option to purchase 150,000 Ordinary Shares of the Company, the exercise price of which shall be the closing price of the Ordinary Shares of the Company on NASDAQ on the date of the Meeting.  The Option shall vest as follows:  1/3 after twelve (12) months of full time employment, additional 1/3 after twenty four (24) months of full time employment and the last 1/3 after thirty six (36) months of full time employment.

•             Other Benefits. Mr. Angelis shall participate in employee benefit programs, shall be entitled to full medical coverage (e.g. health and dental), as provided to employees from time to time by the Company, shall be entitled to reimbursement in accordance with the Company’s policies and procedures for reasonable expenses, and the Company will defend, indemnify and hold Mr. Angelis harmless to the maximum extent permitted under applicable law.

•             Change of Control. In the event there is a change in control of the Company where Mr. Angelis is no longer employed by the Company, then (i) all aforementioned options shall immediately vest, (ii) he shall receive one year’s then annual base salary; and (iii) Mr. Angelis' aforementioned options shall be treated as ordinary shares under the "Poison Pill" plan of the Company (as long as such plan is in effect).

In making its recommendation, the Compensation Committee considered various factors, including (a) Mr. Angelis' education, skills, expertise, professional experience, and achievements; (b) Mr. Angelis' position, responsibilities, and previous compensation arrangements; (c) the ratio between Mr. Angelis' office and employment terms and the salary of other Company employees and contractors, particularly the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations in the Company; and (d) with respect to variable components, the ability to reduce such variable components at the discretion of the Board of Directors and the ability to set limits on the realizable values of variable components of equity which are non-cash disposed.

The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry, the responsibilities and duties performed by Mr. Angelis, the equity and compensation for comparably situated chief executive officers, and the estimation of Mr. Angelis' expected contribution to the future growth and profitability of the Company.

Our Board of Directors has approved the appointment of Mr. Dimitrios Angelis, the chairman of our Board of Directors, as the Chief Executive Officer of OTI US, in accordance with section 121(c) of the Israeli Companies Law for a three year period.

Our Board of Directors has further approved the terms of employment of Mr. Angelis based upon the terms recommended by the Compensation Committee and further recommends that the shareholders approve such terms of employment.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to authorize Mr. Dimitrios Angelis to serve both as the chairman of the Board of Directors and Chief Executive Officer of OTI US for a three-year period, in accordance with the provisions of Section 121(c) of the Israeli Companies Law and to approve the terms of employment of Mr. Angelis, in connection with his employment as the Chief Executive Officer of OTI US.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) included in such majority is at least two-thirds of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.5

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

ITEM 9 - CHANGE OF THE COMPANY'S NAME

Most of our business partners, customers and suppliers refer to us and know us by our acronym name, "OTI".  Therefore, our Board of Directors recommends that the Company's shareholders approve the change of the Company's name to "OTI Ltd." and authorize the management of the Company to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to the Company’s Articles of Association and Memorandum of Incorporation to reflect such name change (the change of the Company’s name will be effective only following the authorization of the Israeli Registrar of Companies).

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the change of the Company's name to "OTI Ltd." and authorize the management of the Company to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to the Company’s Articles of Association and Memorandum of Incorporation to reflect such name change (the change of the Company’s name will be effective only following the authorization of the Israeli Registrar of Companies).”

The affirmative vote of 75% of the shares voting on the matter is required to approve this resolution.

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

5 See footnote 1 above.

ITEM 10 - ELECTION OF MR. JERRY L. IVY, JR. TO SERVE AS A DIRECTOR

Our current Articles of Association provide for the election of 11 directors including external directors (where our Amended and Restated Articles of Association provide for the election of only 10). Currently our Board of Directors is comprised of 8 directors. In order to assist the Company with continuing to meet its long term objectives and overcome its long term challenges, the Company’s Board of Directors recommends electing Mr. Jerry L. Ivy, Jr. as an additional board member.

The Company has received a statement from Mr. Ivy, in which he declared of his compliance with all of the requirements applicable to directors in publicly traded companies, as set forth in the Companies Law.

The Board of Directors believes it is in the best interest of the Company to elect Mr. Ivy as a director. The Board of Directors is not aware of any reason why Mr. Ivy, if elected as a director, should be unable to serve. The Board of Directors is not aware of any understanding or agreement with respect to the future election of Mr. Ivy.

The following biographical information is provided with respect to Mr. Ivy and is based upon his declaration which was submitted to the Company.

Mr. Ivy, age 50, is a business owner, private investor and entrepreneur.  Mr. Ivy has been active in diverse industries ranging from the manufacture and nationwide distribution of such personal items as cosmetics and beauty products to such commercial items as restaurant equipment and chemicals. Mr. Ivy has also actively traded commercial, agricultural, and residential real estate throughout the western United States over the past three decades.

Mr. Ivy has made significant investments in the software and technology industry, and is currently the single largest individual shareholder of Company stock.  Mr. Ivy has taken similarly large stakes in other small cap companies.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Jerry L. Ivy, Jr. to serve as a Director on the Board of Directors of the Company until the first general meeting of the shareholders of the Company to be held following termination of 36-month period commencing as of the date of the Meeting."

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company’s Board of Directors recommends that you vote “FOR” the proposal included in this Item.

* * * * * * * * * * * * * * * *

Exhibit A

Amended and Restated

Articles of Association of

OTI Ltd. 6

A Company Limited by Shares

Under The Companies Law, 5759-1999

Chapter 1 General	1
Chapter 2 Shares and Share Capital	2
Chapter 3 General Meetings	6
Chapter 4 The Board of Directors	10
Chapter 5 Committees of the Board of Directors	14
Chapter 6 General Manager	14
Chapter 7 Exemption, Insurance, and Indemnification	15
Chapter 8 Internal Auditor	17
Chapter 9 Auditing Accountant	17
Chapter 10 Signing in the Company’s Name	17
Chapter 11 Dividend and Benefit Shares	17
Chapter 12 Accounts	18
Chapter 13 Notifications	18

1.   General

1.1	Name of Company.

The name of the Company is OTI Ltd. 7

1.2	Goals of the Company.

The goal of the Company is to engage in any lawful business.

1.3	Interpretation

1.3.1	Any statement in the singular shall also include the plural and vice versa; any statement in the masculine shall also include the feminine and vice versa.

1.3.2
Except insofar as these Articles include special definitions of certain terms, any word and expression in these Articles shall have the meaning attributed thereto in the Companies Law, 5759-1999 (the “Companies Law”) unless this contradicts the written matter or the content thereof.

6 Subject to name change as specified in Item 9.

7 See fn 6 above.

1.3.3
To prevent doubt it is clarified that regarding matters regulated in the Companies Law in such manner that the arrangements in these matters may be conditioned in the Articles, and in cases in which these Articles do not include different provisions from those in the Companies Law, the provisions of the Companies Law shall apply.

1.3.4
For the avoidance of doubt, the provisions of the Articles of Association of the Company as detailed below are in any event subject to the provisions of the Companies Law, the Securities Law, 5728-1968 (the “Securities Law”) and any other applicable law.

1.4	Limited Liability.

The liability of the shareholders for the Company’s debts shall be limited to the full amount (nominal value with the addition of premium) required to be paid to the Company for the shares and which has not yet been paid.

1.5	Donations.

The Company is entitled to donate a reasonable sum of money for a fit purpose. The Board of Directors of the Company is entitled to determine, at its discretion, rules for the making of donations by the Company.

2.   Shares and Share Capital

2.1	Share Capital and Rights Attached to Shares

2.1.1	The registered capital of the Company is NIS 5,000,000, divided into 50,000,000 ordinary shares with a nominal value of NIS 0.1 each.

2.1.2	The ordinary shares shall entitle their owners to –

2.1.2.1
An equal right to participate in and vote at the General Meetings of the Company, whether Annual Meetings or Extraordinary Meetings. Each of the shares in the Company shall entitle its owner present at the meeting and participating in the vote in person, by proxy, or by means of a voting deed, to one vote;

2.1.2.2
An equal right to participate in the distribution of dividends, whether in cash or assets, benefit shares, or any other distribution, according to the proportionate nominal value of the shares held thereby;

2.1.2.3	An equal right to participate in the distribution of the surplus assets of the Company in the event of its liquidation in accordance with the proportionate nominal value of the shares held thereby.

2.1.3
The Board of Directors is entitled to issue shares and other convertible securities or securities that may be realized as shares up to the limit of the Company’s registered capital. For the purpose of calculating the limit of the registered capital, convertible securities or securities that may be realized as shares shall be considered to have been converted or realized as of their date of issue.

2.2	Share Certificates

2.2.1
The owner of a share registered in the registry of shareholders is entitled to receive from the Company, without payment and within a period of three months following the allocation or the registration of transfer, one share certificate stamped with the Company’s stamp regarding all the shares registered in his name, which certificate shall detail the number of shares. In the event of a jointly owned share, the Company shall issue one share certificate for all the joint owners of the share, and the delivery of such a certificate to one of the partners shall be considered delivery to them all.

Each share certificate shall bear the signature of at least one Director, together with the Company stamp or its printed name.

2.2.2	A share certificate that has been defaced, destroyed, or lost may be renewed on the basis of such proof and guarantees as shall be required by the Company from time to time.

2.2.3	Subject to the Companies Law, shares of the Company may be either certificated or uncertificated.

2.3	Reliefs relating to Shares that Have Not Been Fully Paid

2.3.1
If any or all of the remuneration the shareholder undertook to pay the Company in return for his shares has not been paid by such date and on such conditions as established in the conditions for the allocation of his shares and/or in the payment request as stated in Article 2.3.2 below, the Company is entitled, by way of a decision of the Board of Directors, to forfeit the shares whose remuneration has not been fully paid. The forfeiture of shares shall take place provided that the Company has sent the shareholder written warning of its intention to forfeit the shares after at least 7 days from the date of receipt of the warning, insofar as payment shall not be made during the period determined in the letter of warning.

The Board of Directors is entitled, at any time prior to the date on which the forfeited share is sold, reallocated, or otherwise transferred, to nullify the forfeiture on such conditions as it shall see fit.

2.3.2
If, in accordance with the conditions of allocation of the shares, there is no fixed date for the payment of any part of the price to be paid on account thereof, the Board of Directors is entitled, from time to time, to present payment requests to the shareholders on account of monies not yet removed for the shares they hold, and each shareholder shall be obliged to pay the Company the amount requested on the date determined as stated, provided that he shall receive prior notice of 14 days of the date and place of payment (a “Payment Request”). The notification shall specify that non-payment by or before the determined date and in the specified place may lead to the forfeiture of the shares regarding which payment is requested. A Payment Request may be nullified or postponed to another date, all as shall be decided by the Board of Directors.

2.3.3
Unless otherwise determined in the conditions of allocations of the shares, a shareholder shall not be entitled to receive a dividend or to exercise any right as a shareholder on account of shares that have not yet been fully paid.

2.3.4	Persons who are the joint owners of a share shall be liable jointly and severally for payment of the amounts due to the Company on account of the share.

2.3.5	The content of this section shall not derogate from any other relief of the Company vis-à-vis a shareholder who fails to pay his debt to the Company on account of his shares.

2.4	Transfer of Shares

2.4.1	The Company’s shares are transferable.

2.4.2	The transfer of shares must be made in writing, and it shall be recorded in the registry of shareholders only if –

2.4.2.1
A proper certificate for the transfer of shares, together with the certificates of the share intended for transfer, if such were issued, are delivered to the Company at its registered office. The certificate of transfer shall be drafted in such form approved by the Board of Directors and signed by the transferor and by a witness confirming the signature of the transferor. In the event of the transfer of shares that are not fully paid as of the date of transfer, the certificate of transfer shall also be signed by the recipient of the share and by a witness testifying to the signature of the recipient; or

2.4.2.2	A court order for the amendment of the registration shall be delivered to the Company; or

2.4.2.3	It shall be proved to the Company that lawful conditions pertain for the transfer of the right to the share.

2.4.3
The transfer of shares that have not been fully paid requires the authorization of the Board of Directors, which is entitled to refuse to grant its authorization at its absolute discretion and without stating grounds therefore.

2.4.4	The recipient of the transfer shall be considered the shareholder regarding the transferred shares from the moment of the registration of his name in the registry of shareholders.

2.5	Changes in Capital

2.5.1
The General Meeting is entitled to increase the Company’s registered share capital by creating new shares of an existing class or a new class, all as shall be determined in the decision of the General Meeting.

2.5.2
Subject to the provisions of the Companies Law, the General Meeting is entitled to decrease the Company’s registered share capital or nullify registered share capital that has not yet been allocated (provided that there is no commitment, including a conditioned commitment, by the Company to allocate the shares).

2.5.3	The General Meeting shall be entitled, subject to the provisions of any law:

2.5.3.1	To unify and redivide its share capital, or any part thereof, into shares of a nominal value greater than the nominal value of the existing shares.

2.5.3.2	To divide, by way of the redivision of any or all of the existing shares, its share capital into shares of a nominal value smaller than the nominal value of the existing shares.

2.5.3.3
To reduce its share capital and any reserved fund for the repayment of capital in such manner and on such conditions and with the receipt of such authorization as shall be required by the Companies Law.

2.6	Changes in the Rights of Share Classes

2.6.1
Unless otherwise stated in the conditions of issue of the shares, and subject to the provisions of any law, the rights of any share class may be changed following a decision of the Company’s Board of Directors, and with the authorization of the General Meeting of shareholders of that class. The provisions of the Company’s Articles of Association regarding General Meetings shall apply, mutatis mutandis, to a class meeting of class shareholders.

2.6.2
The rights granted to the holders of shares of a specific class issued with special rights shall not be considered to have been changed by virtue of the creation or issue of additional shares of equal grade, unless otherwise conditioned in the conditions of issue of the said shares.

2.7	Redeemable Securities

The Company is entitled, subject to any law, to issue redeemable securities on such conditions as shall be determined by the Board of Directors, provided that the General Meeting shall approve the recommendation of the Board of Directors and the conditions established thereby.

3.   General Meetings

3.1	Authorities of General Meeting

3.1.1	Company decisions on the following matters shall be taken at the General Meeting –

3.1.1.1	Changes to the Articles;

3.1.1.2	Exercising vital authorities of the Board of Directors in the event that the Board of Directors is unable to perform its function;

3.1.1.3	Appointment of the auditing accountant of the Company and the cessation of employment thereof;

3.1.1.4	Appointment of Directors, including External Directors;

3.1.1.5	Authorization of actions and transactions requiring the authorization of the General Meeting in accordance with the provisions of the Companies Law and any other law;

3.1.1.6	Increasing and decreasing the registered share capital;

3.1.1.7	Merger as defined in the Companies Law.

3.1.2
Subject to the provisions of the law, the General Meeting is entitled to assume authorities granted to another organ in the Company, including the Board of Directors, for a particular matter or for a given period of time required under the circumstances.

If the General Meeting has assumed authorities granted to the Board of Directors in accordance with the Companies Law, the shareholders shall bear the same rights, obligations, and liability as apply to the Board of Directors regarding the exercising of those same authorities, as detailed in section 50 of the Companies Law, as this shall be amended from time to time.

3.2	Convening of General Meetings

3.2.1
General meetings shall be convened at least once a year at such a venue and on such a date as shall be determined by the Board of Directors, and subject to the provisions of the law, but not later than 15 months after the previous General Meeting. These General Meetings shall be called “Annual Meetings.” The remaining meetings of the Company shall be called “Extraordinary Meetings.”

3.2.2
The agenda at the Annual Meeting shall include discussion of the report of the Board of Directors and financial statements as required by law. The Annual Meeting shall appoint an auditing accountant; shall appoint the Directors to the extent required in accordance with these Articles; and shall discuss all other matters to be discussed at the Annual Meeting of the Company in accordance with these Articles or in accordance with the Companies Law, as well as any other matter as shall be determined by the Board of Directors.

3.2.3
The Board of Directors is entitled to convene an Extraordinary Meeting in accordance with its decision, and must convene a General Meeting if a written request is received from any of the following (a “Request to Convene”):

3.2.3.1	Two Directors or one-fourth of the incumbent Directors;

3.2.3.2	One or more shareholders holding at least five percent of the issued capital and at least one percent of the voting rights in the Company; or

3.2.3.3	One or more shareholders holding at least five percent of the voting rights in the Company.

3.2.4
Any Request to Convene must specify the goals for whose purpose the meeting is to be convened, and shall be signed by those requesting the convening and delivered at the Company’s registered office. The request may consist of a number of documents of identical format, each signed by one or more individuals making the request.

3.2.5
A Board of Directors required to convene an Extraordinary Meeting shall proceed to convene such meeting within twenty-one days from the date on which the Request to Convene was submitted thereto, for a date determined in an invitation in accordance with Article 3.2.6 below and subject to any law.

3.2.6
Notification of the members of the Company regarding the convening of a General Meeting shall be published or delivered to all the shareholders registered in the registry of shareholders in the Company in accordance with the requirements of the law. The notification shall include the agenda, the proposed decisions, and arrangements regarding voting in writing.

3.3	Discussion at General Meetings

3.3.1
The discussion at the General Meeting shall be opened only if a legal quorum is present at the time the discussion begins. A legal quorum is the presence of at least two shareholders holding at least one-third of the voting rights (including presence by means of proxy or through a voting deed) within half an hour from the time specified for the opening of the meeting.

3.3.2
If, at the end of half an hour from the time specified for the opening of the meeting, no legal quorum is present, the meeting shall be postponed by one week, to the same day, the same hour, and the same venue, or to a later date, if specified in the invitation to the meeting or in the notification of the meeting (the “Postponed Meeting”). Notification of a Postponed Meeting shall be made as stated in Article 3.2.6, mutatis mutandis, provided that notification and invitation regarding a Postponed Meeting postponed for a period of not more than 21 days shall be made not later than seventy-two hours prior to the Postponed Meeting.

3.3.3	The legal quorum for commencing a Postponed Meeting shall be the presence of any two shareholders (including presence by means of proxy or through a voting deed).

3.3.4
The chairperson of the Board of Directors shall serve as the chairperson of the General Meeting. If the chairperson of the Board of Directors is absent from the meeting after 15 minutes from the time specified for the meeting, or if he refuses to serve as the chairperson of the meeting, the chairperson shall be elected by the General Meeting.

3.3.5
A General Meeting with a legal quorum is entitled to decide on the postponement of the meeting to another date and to such venue as shall be determined and, in this case, notifications and invitations to the Postponed Meeting shall be made as stated in Article 3.3.2 above.

3.4	Voting at a General Meeting

3.4.1	A shareholder in the Company shall be entitled to vote at General Meetings in person or by means of a proxy or a voting deed.

Shareholders entitled to participate in and vote at the General Meeting are the shareholders as of such date as shall be determined by the Board of Directors in the decision to convene the General Meeting, and subject to any law.

3.4.2	In any vote, each shareholder shall have a number of votes equivalent to the number of shares in their possession entitling the holder to a vote.

3.4.3	A decision at the General Meeting shall be taken by an ordinary majority unless another majority is determined in the Companies Law or in these Articles.

3.4.4
The declaration by the chairperson of the meeting that a decision has been adopted unanimously or by a given majority, or rejected or not adopted by a given majority, shall constitute prima facie evidence of the content thereof.

3.4.5	If the votes at the meeting are equally divided, the chairperson of the meeting shall not have an additional or casting opinion and the decision presented for voting shall be rejected.

3.4.6
To the extent required by the Companies Law or otherwise resolved by the Board of Directors in its decision to convene the General Meeting, shareholders in the Company shall be entitled to vote on certain matters on the agenda of a General Meeting (including class meetings) by means of a voting deed.

3.4.7
In order to be considered tantamount to presence at the meeting, including for the matter of the presence of the legal quorum, a voting deed, stating the manner of voting as set forth in the Companies Law, must be delivered to the Company by such date prescribed by the Board of Directors, or, if no such date has been prescribed, up to 72 hours prior to the time of commencement of the meeting.

3.4.8
Appointment of a proxy shall be in writing, signed by the appointer (“Power of Attorney”). A corporation shall vote by means of its representatives, who shall be appointed in a document signed properly by the corporation (“Letter of Appointment.”)

3.4.9
A vote in accordance with the conditions of a Power of Attorney shall be lawful even if the appointer dies before the voting, or becomes legally incompetent, is liquidated, becomes bankrupt, nullifies the Letter of Appointment, or transfers the share regarding which it was given, unless written notification is received at the Company’s office prior to the meeting that the shareholder has died, become legally incompetent, been liquidated, become bankrupt, or has nullified the Letter of Appointment or transferred the shares as stated. Unless a longer period of validity is specified within, no Power of Attorney shall be valid following the elapse of 12 months from its execution.

3.4.10
The Letter of Appointment and the Power of Attorney, or a copy authorized by an attorney, shall be deposited at the Company’s registered offices at least 72 hours prior to the time determined for the meeting or for the Postponed Meeting at which the person mentioned in the document intends to vote in accordance therewith.

3.4.11
A shareholder in the Company shall be entitled to vote at the Company’s meetings by means of several proxies appointed thereby, provided that each proxy shall be appointed on account of different sections of the shares held by the said shareholder. There shall be no impediment to each proxy as stated voting in a different manner in the Company’s meetings.

3.4.12
If a shareholder is legally incompetent, he is entitled to vote by means of his trustees, the recipient of his assets, his natural guardian or other legal guardian, and these are entitled to vote in person or by proxy or a voting deed.

3.4.13
When two or more persons are the joint owners of a share, in a vote on any matter the vote of the person whose name is registered first in the registry of shareholders as the owner of that share shall be accepted, whether in person or by proxy, and he is entitled to deliver voting deeds to the Company.

4.   The Board of Directors

4.1	Authorities of the Board of Directors

The Board of Directors shall set the Company’s policy, supervise the execution of the functions and actions of the General Manager, and, within this, shall act and shall enjoy all the authorities detailed in section 92 of the Companies Law. In addition, any authority not granted in the Companies Law or in these Articles to another organ may be exercised by the Board of Directors, in addition to the authorities and functions of the Board of Directors in accordance with the content of any law.

4.2	Appointment of Board of Directors and Cessation of Office Thereof

4.2.1
The number of Directors in the Company shall be determined from time to time by the Annual Meeting, provided that this shall not be fewer than 5 and not more than 10 Directors, including External Directors. The number of External Directors in the Company shall not be less than the number determined in the Companies Law.

4.2.2
Other than External Directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law), the Directors in the Company shall be elected at a General Meeting and shall serve in their office until the next General Meeting following three years from their election, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is the earlier.

4.2.3
In addition to the content of Article 4.2.2 above, the Board of Directors is entitled to appoint a Director in place of a Director, other than an External Director, whose position has become vacant, or appoint new additions to the Board of Directors up to the maximum number of Directors set forth in Article 4.2.1 above. The appointment of a Director by the Board of Directors shall remain valid through the next General Meeting at which Directors are being appointed or until the Director shall cease to serve in their office in accordance with the provisions of these Articles or of any law, whichever is the earlier.

4.2.4	A Director whose period of office has expired may be reelected; an External Director may be reelected for additional periods of office in strict accordance with the provisions of the Companies Law.

4.2.5	The office of a Director shall commence on the date of appointment or on a later date if so determined in the decision of appointment.

4.2.6
The Board of Directors shall elect one of its members as the chairperson of the Board of Directors. The elected chairperson shall run the meetings of the Board of Directors and shall sign the minutes of the discussion. If no chairperson is elected, or if the chairperson of the Board of Directors is not present after 15 minutes from the time set for the meeting, the Directors present shall choose one of their number to serve as the chairperson at that meeting, and the chosen member shall run the meeting and sign the minutes of the discussion.

4.2.7	The chairperson of the Board of Directors shall not be the General Manager of the Company or a relative thereof unless the conditions stipulated in section 121(C) of the Companies Law apply.

4.2.8
The General Meeting is entitled to remove any Director (other than an External Director) from their office prior to the end of the period of their office, whether the Director was appointed thereby in accordance with Article 4.2.2 above or was appointed by the Board of Directors in accordance with Article 4.2.3 above, provided that the Director shall be given a reasonable opportunity to state their case before the General Meeting.

4.2.9
Any Director is entitled, with the agreement of the Board of Directors and subject to the provisions of the Companies Law, to appoint a substitute for themselves (a “Substitute Director”), provided that a person who is not competent shall not be appointed to serve as a Substitute Director, nor a person who has been appointed as a Substitute Director for another Director and/or a person who is already serving as a Director in the Company, and further provided that a Substitute Director must posses the same qualifications as required of the appointing Director.

The appointment or cessation of office of a Substitute Director shall be made in a written document signed by the Director who appointed him; in any case, however, the office of a Substitute Director shall be terminated if one of the cases stipulated in the paragraphs in Article 4.2.10 below shall apply, or if the office of the member of the Board of Directors for whom he serves as a substitute shall become vacant for any reason.

A Substitute Director is considered tantamount to a Director and all the legal provisions and the provisions of these Articles shall apply, with the exception of the provisions regarding the appointment and/or dismissal of a Director as established in these Articles.

4.2.10	The office of a Director shall become vacant prior to expiration of his period of office in any of the following cases:

4.2.10.1	He resigns from his office by means of a letter signed in his hand, submitted to the Company and detailing the reasons for his resignation;

4.2.10.2	He is removed from his office by the General Meeting;

4.2.10.3	He is convicted of an offense as stated in section 232 of the Companies Law;

4.2.10.4	In accordance with the decision of the administrative enforcement committee, as stated in section 232A of the Companies Law;

4.2.10.5	In accordance with a court decision as stated in section 233 of the Companies Law;

4.2.10.6	He is declared legally incompetent;

4.2.10.7	He is declared bankrupt and, if the Director is a corporation – it opted for voluntary liquidation or a liquidation order was issued against it.

4.2.11
In the event that the position of a Director becomes vacant, the remaining Directors shall be entitled to continue to act, provided the number of Directors remaining shall not be less than the minimum number of Directors as stated above. If the number of Directors falls below the above-mentioned minimum number, the remaining Directors shall be entitled to act solely in order to fill the place of the Director that has become vacant as stated in Article 4.2.3 above, or in order to convene a General Meeting of the Company, and pending the convening of the General Meeting of the Company as stated they may act to manage the Company’s affairs solely in matters that cannot be delayed.

4.2.12	The conditions of office of the members of the Board of Directors shall be authorized in accordance with the provisions of the Companies Law.

4.3	Meetings of the Board of Directors

4.3.1	The Board of Directors shall convene for a meeting in accordance with the needs of the Company, and at least once every three months.

4.3.2
The chairperson of the Board of Directors is entitled to convene the Board at any time. In addition, the Board of Directors shall hold a meeting on such subject as shall be specified in the following cases:

4.3.2.1	In accordance with the request of one Director;

4.3.2.2	If a notification or report by the General Manager require an action on the part of the Board of Directors;

4.3.2.3
If the auditing accountant has informed the chairperson of the Board of Directors – or, in the event that no chairperson was appointed for the Board of Directors, has informed the Board of Directors – of substantial defects in the accounting control of the Company.

4.3.3
Notification of the meeting of the Board of Directors shall be delivered to all members of the Board a reasonable period of time (taking into account the circumstances and urgency of the matter) prior to the date of convening of the Board. Notification shall be delivered to the address of the Director as forwarded to the Company in advance, and shall stipulate the time of the meeting and the venue at which it shall convene, as well as reasonable detail of all subjects on the agenda.

Notwithstanding the above, the Board of Directors is entitled to convene a meeting without notification, in urgent matters, with the consent of the majority of the Directors.

4.3.4
The agenda of the meetings of the Board of Directors shall be determined by the chairperson of the Board, or if no chairperson has been appointed the Directors convening the meeting, and shall include: Subjects determined by the chairperson of the Board; subjects deriving from the report of the General Manager and/or the auditing accountant; or any subject a Director or the General Manager have requested to be included on the agenda a reasonable period of time prior to the convening of the meeting of the Board.

4.3.5
The legal quorum for the commencement of a meeting of the Board of Directors shall be at least a majority of number of Directors in office at the time of the meeting. If, within half an hour from the time set for the commencement of the meeting, no quorum is present, the meeting shall be postponed to another date as decided by the chairperson of the Board, or, in his absence, by the Directors present at the convened meeting, provided that reasonable prior notification be given to all Directors regarding the date of the Postponed Meeting. The legal quorum for the opening of a Postponed Meeting shall be any two Directors.

4.3.6	The Board of Directors is entitled to hold meetings by use of any means of communication, providing that all the participating Directors can hear each other simultaneously.

4.3.7
The Board of Directors is entitled to take decisions without actually convening, provided that all the Directors entitled to participate in the discussion and to vote on the subject brought for decision agree thereto. If decisions are made as stated in this section, the chairperson of the Board of Directors shall record minutes of the decisions stating the manner of voting of each Director on the subjects brought for decision, as well as the fact that all the Directors agreed to take the decision without convening.

4.4	Voting on the Board of Directors

4.4.1	Each Director shall have one vote when voting on the Board of Directors.

4.4.2
Decisions of the Board of Directors shall be taken by a majority vote. The chairperson of the Board of Directors shall not have any additional or casting opinion, and in the event of a tie vote, the decision brought for voting shall be rejected.

5.   Committees of the Board of Directors

5.1
The Board of Directors is entitled to establish committees and to appoint members thereto (“Board’ Committee”). If Board’ Committees are established, the Board of Directors shall determine, in the conditions of empowerment thereof, whether specific authorities of the Board of Directors shall be delegated to the Board’ Committees, in such manner that the decision of the Board’ Committee shall be considered tantamount to a decision of the Board of Directors, or whether the decision of the Board’ Committee shall merely constitute a recommendation, subject to the authorization of the Board of Directors; provided that authorities to make decisions in the matters stated in Article 112 of the Companies Law shall not be delegated to a committee.

5.2
A person who is not a Director shall not serve in a Board’ Committee to which the Board of Directors has delegated authorities. Persons who are not members of the Board of Directors may serve in a Board’ Committee whose function is merely to advise or submit recommendations to the Board of Directors.

5.3
The provisions included in these Articles relating to the meetings of the Board of Directors and voting therein shall apply, mutatis mutandis and subject to the decisions of the Board of Directors regarding the procedures for the meetings (if any) of any Board’ Committee comprising two or more members.

6.   General Manager

6.1
The Board of Directors of the Company shall appoint one or more General Managers. The General Manager shall be responsible for the routine management of the Company’s affairs within the framework of the policy set by the Board of Directors and subject to its guidelines.

7.   Exemption, Insurance, and Indemnification

7.1	Exemption

Subject to the provisions of the Companies Law and the Securities Law, the Company hereby releases, in advance, its Office Holders from liability to the Company for damage that arises from the breach of the Office Holder’s duty of care to the Company.

7.2	Insurance

Subject to the provisions of the Companies Law and the Securities Law, the Company may enter into a contract for the insurance of the liability, in whole or in part, of an Office Holder, with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as such, arising from any of the following:

7.2.1	a breach of duty of care to the Company or to any other person;

7.2.2	a breach of the duty of loyalty to the Company provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act would not harm the interests of the Company;

7.2.3
a financial liability imposed on such Office Holder in favor of any other person, including in favor of an injured party as set forth in section 52LIV(a)(1)(a) of the Securities Law, as well as expenses, including reasonable litigation expenses and attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law; and

7.2.4	any other incident for which it is or shall be permitted to insure the liability of an officer.

7.3	Indemnification

Subject to the provisions of the Companies Law and the Securities Law, the Company may undertake in advance to indemnify, or may indemnify retroactively, an Office Holder of the Company with respect to any of the following liabilities or expenses that arise from an act performed by the Office Holder by virtue of being an Office Holder of the Company:

7.3.1
a financial liability imposed on an Office Holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court, provided however that an undertaking to indemnify the Office Holder for such liabilities shall be restricted to those events that the Board may deem foreseeable in light of the Company’s actual activities, at the time of giving of such undertaking, and to a specific sum or a reasonable criterion under such circumstances as determined by the Board;

7.3.2
reasonable litigation expenses, including attorney’s fees, incurred by him as a result of an investigation or proceeding instituted against him by an authority empowered to conduct an investigation or proceedings, which are concluded without the filing of an indictment against the Office Holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the Office Holder, or which are concluded without the filing of an indictment against the Office Holder but with levying a monetary obligation in substitute of such criminal proceedings upon the Office Holder for a crime that does not require proof of criminal intent;

7.3.3
reasonable litigation expenses, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge on which the Office Holder was acquitted or in a criminal charge on which the Office Holder was convicted for an offense which did not require proof of criminal intent;

7.3.4
a financial liability imposed on an Office Holder in favor of an injured party as set forth in section 52LIV(a)(1)(a) of the Securities Law, as well as expenses, including reasonable litigation expenses and attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law; and

7.3.5	any other obligation or expense for which it is or shall be permitted to indemnify an officer.

7.4
The provisions of this 7 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under the Companies Law; provided that the procurement of any such insurance or the provision of any such indemnification shall be approved by the Board.

7.5
Any modification of the provisions of this 7, and any amendment to the Companies Law, the Securities Law or any other applicable law, shall be prospective in effect and shall not affect the Company’s obligation or ability to indemnify an Office Holder for any act or omission occurring prior to such modification or amendment, unless otherwise provided by the Companies Law, the Securities Law or such applicable law.

8.   Internal Auditor

8.1
The Board of Directors of the Company shall appoint an internal auditor in accordance with the proposal of the audit committee. A person who is an interested party in the Company, an office holder therein, or the relative or either of the above, as well as the auditing accountant or any person on his behalf, shall not serve as an internal auditor in the Company.

8.2
The Board of Directors shall determine which office holder shall be organizationally accountable for the internal auditor and, in the absence of such determination; this shall be the chairperson of the Board of Directors.

8.3
The internal audit plan prepared by the auditor shall be submitted to the audit committee for authorization; however, the Board of Directors is permitted to determine that the plan shall be examined by the audit committee and submitted to the Board of Directors for authorization.

9.   Auditing Accountant

9.1
The General Meeting shall appoint an auditing accountant for the Company. The auditing accountant shall serve in office through the end of the following Annual Meeting, or for a longer period as determined by the Annual Meeting, provided that the period of office shall not be extended beyond the end of the third Annual Meeting following that at which the auditing accountant was appointed.

9.2	The fee of the auditing accountant for the auditing operations shall be determined by the General Meeting, which may delegate such authority to the Board of Directors.

10.   Signing in the Company’s Name

10.1	The rights to sign in the Company’s name shall be determined from time to time by the Board of Directors of the Company.

10.2	The Company’s authorized signatory shall do so together with the Company’s stamp, or alongside its printed name.

11.   Dividend and Benefit Shares

11.1	The decision by the Company to allocate a dividend and/or to allocate benefit shares shall be taken by the Company’s Board of Directors.

11.2
Unless determined otherwise by the Board of Directors, it shall be permitted to pay any dividend by way of check or payment order to be sent by mail in accordance with the registered address of the shareholder or the personal eligible thereto or, in the case of joint registered owners of the same share, to that shareholder whose name is mentioned first in the registry of shareholders with regard to the joint ownership. Any such check shall be made out to order of the person to whom it is sent. A receipt from a person whose name, as of the date of declaration of the dividend, is registered in the registry of shareholders as the owner of any share or, in the case of joint owners, of one of the joint owners, shall serve as authorization regarding all payments made in connection with that share and regarding which the receipt was received.

11.3
For the purpose of executing any decision in accordance with the provisions of this section, the Board of Directors is entitled to resolve as it sees fit any difficulty that emerges regarding distribution of the dividend and/or the benefit shares, including determining the value for the purpose of the said division of certain assets, and to determine that payments in cash shall be made to members on the basis of the value so determined; to determine provisions regarding fractions of shares; or to determine that sums of less than NIS 50 shall not be paid to a shareholder.

12.   Accounts

12.1	The Company shall maintain accounts and shall prepare financial statements in accordance with the Companies Law.

12.2	The account ledgers shall be held at the Company’s registered offices or in any other place as the Directors shall see fit, and shall always be open for inspection by the Directors.

13.   Notifications

13.1
Subject to any law, a notification or any other document that shall be delivered by the Company, and which it is entitled or required to issue in accordance with the provisions of the Articles or any law, shall be delivered by the Company to any person in one of the following manners as decided by the Company in each individual case: (A) By dispatch by registered mail in a letter addressed in accordance with the registered address of that shareholder in the registry of shareholders, or in accordance with such address as stated by the shareholder in a letter to the Company as the letter for the delivery of notifications or other documents; (B) By dispatch by facsimile or other electronic form, in accordance with the number or address stated by the shareholder for the delivery of such notifications; or (C) By way of publication in applicable distribution site.

13.2
Any notification to be made to shareholders shall be made, regarding jointly owned shares, to that person whose name is mentioned first in the registry of shareholders as the holder of that share, and any notification made in this manner shall be sufficient notification for the holders of that share.

13.3
Any notification or other document sent in accordance with the provisions of Article 13 above shall be considered to have reached its destination: (A) Within 3 business days – if sent by registered mail in Israel; (B) On the first business day after its dispatch, if delivered by hand or sent by facsimile or other electronic method; or (C) On the date of publication on applicable distribution site.

In proving delivery, it shall be sufficient to prove that the letter sent by mail included the notification and that the document was addressed properly and was delivered to the post office as a letter bearing stamps, or as a registered letter bearing stamps, and, regarding a facsimile or other electronic method, it shall be sufficient to produce a dispatch confirmation sheet from the dispatching machine.

13.4	Any record made in an ordinary manner in the company’s registry shall be considered prima facie evidence of dispatch as recorded in that registry.

13.5
When it is necessary to provide prior notification of a certain number of days, or when notification is valid for a certain period, the date of delivery shall be included in reckoning the number of days or the period.

**************

Exhibit B

Indemnification Agreement

This Indemnification Agreement (this "Agreement") is made as of ___________, 2013, by and between On Track Innovations Ltd., a company organized and existing under the laws of Israel (the "Company") and ____________ I.D. No / Passport No ____________ ("Indemnitee").

WHEREAS, the Company desires to attract and retain qualified directors and officers and to provide them with protection against liability and expenses incurred while acting in that capacity; and

WHEREAS, Indemnitee is director or officer of the Company; and

WHEREAS, in order to induce Indemnitee to serve as a director or officer of the Company, the Company agrees to indemnify Indemnitee upon certain occurrences, all under the terms of this Agreement.

Now, therefore, the parties agree as follows:

1.	Indemnity. The Company hereby agrees, subject to the limitations set forth in this Agreement and to applicable law:

To indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense in respect of any acts or omissions of Indemnitee in his capacity as a director or officer of the Company, as follows:

1.1.	a financial obligation imposed on Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

1.2.
reasonable litigation expenses, including attorneys' fees, expended by Indemnitee or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in any criminal proceeding of a crime which does not require proof of mens rea (criminal intent) in which the Indemnitee is convicted, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him and no monetary liability was imposed on him as an alternative to a criminal proceeding, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him but a monetary liability was imposed on him as an alternative to a criminal proceeding, for a crime which does not require a finding of mens rea (criminal intent) (collectively referred to hereinafter as a "Claim");

1.3.
a payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), if applicable, and expenses that Indemnitee incurs in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

1.4.
any other obligation or expense in respect of which it is permitted or will be permitted under the Companies Law, 5759-1999, to indemnify an officer or director, subject to and in accordance with all applicable law.

The above indemnification will also apply to any action taken by the Indemnitee in his capacity as a director and/or officer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in his capacity as a director, officer or observer at board of directors’ meetings, of a company not controlled by the Company but where his appointment as a director, officer or observer results from the Company’s holdings in such company (“Affiliate”).

2.
General Limitations on Indemnity.  If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid. Indemnitee’s obligation to reimburse the Company for any advance expenses or other sums paid hereunder shall be unsecured and no interest shall be charged thereon.

3.	Limitations on Indemnity.

3.1.
The Company undertakes to indemnify Indemnitee, with respect to Section 1(i) above, and in accordance with the terms of this Agreement up to a total amount of US$10,000,000 (Ten Million United States Dollars) in the aggregate, under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

3.2.
Indemnitee shall not be entitled to indemnification under Section 1, for financial obligations imposed arising from any of the following: (i) a breach of the duty of fiduciary by Indemnitee, except, to the extent permitted by law, for a breach of the duty of fiduciary by the Indemnitee to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary or Affiliate, as applicable; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly, except if it was done in negligence only; or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee (excluding a fine or monetary penalty imposed pursuant to the conviction of a crime which requires proof of mens rea (criminal intent)); or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than (a) by way of defense or by way of third party notice in connection with claim brought against the Indemnitee, or (b) in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by Indemnitee, which approval shall not be unreasonably withheld.

3.3.
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that Indemnitee will not be entitled to payment from the Company for amounts which Indemnitee has actually obtained under the D&O Policy.

3.4.
Subject to the provisions of this Section 3, the indemnification hereunder will, in each case, cover all sums of money that the Indemnitee will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

3.5.
The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder. Such reimbursement shall not exceed the amount the Company has paid to the Indemnitee.

4.
Limitation of Categories of Claims. The indemnification pursuant to Section 1(i) above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Company's Board of Directors to be foreseeable at the date hereof:

4.1.
The offering of securities by the Company and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

4.2.
Occurrences in connection with investments in or by the Company and/or Subsidiary and/or Affiliate in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by the Indemnitee in the name of the Company and/or Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation which is the subject of the transaction and the like;

4.3.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company and/or Subsidiary and/or Affiliate;

4.4.	Actions in connection with the merger of the Company and/or any Subsidiary and/or any Affiliate with or into another entity;

4.5.	Actions in connection with the sale of the operations, assets and/or business, or part thereof, of the Company and/or Subsidiary and/or Affiliate;

4.6.
Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, licensing or acquisition of rights in products, assets or technologies of other persons or legal entities, and the sale, licensing or grant of license in the same to other persons or legal entities, and the division or consolidation thereof;

4.7.
Actions taken in connection with labor relations and/or employment matters (including employment-related benefits) in the Company and/or Subsidiary and/or Affiliate and trade relations of the Company and/or Subsidiary and/or Affiliate, including with employees, independent contractors, customers, suppliers and various service providers;

4.8.
Actions in connection with the developing, testing and manufacturing of products (including a third party’s products, solutions and technologies) by the Company and/or Subsidiary and/or Affiliate or in connection with the distribution, sale, license or use of such products, solutions or technologies, and management of projects whether of the Company and/or Subsidiary and/or affiliate and/or any third party;

4.9.
Actions relating to the promotion, offering and/or support of the products, solutions and technologies in the fields of operation of the Company, any of its Subsidiaries or Affiliates as shall exist from time to time.

4.10.
Actions taken in connection with the intellectual property of the Company and/or Subsidiary and/or Affiliate and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property or any claim or demand made for actual or alleged infringement, misappropriation, or misuse of any third party's intellectual property rights by the Company, its Subsidiaries or Affiliates, including without limitation confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, and misappropriation of ideas by the Company, its Subsidiaries or Affiliates;

4.11.
Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or Subsidiary and/or Affiliate, that have been decided upon, whether such policies and procedures are published or not, and actions relating to the operations and management of the Company and/or of any Subsidiaries and/or Affiliates.

4.12.
Occurrences resulting from the Company’s and/or Subsidiary’s and/or Affiliate’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in the U.S., Israel or elsewhere;

4.13.	Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company and\or Subsidiary and/or any Affiliate.

4.14.
Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company or its Subsidiaries or its Affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

4.15.
Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

4.16.
Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company or the party making such claim (including any transaction with directors or officers of the Company or any controlling shareholder of the Company).

4.17.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company and\or Subsidiary and/or Affiliate, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any federal, state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

4.18.	Any actions or decisions relating to insurance matters and/or risk management of the Company.

4.19.
The filing of a report and/or announcement required by the Companies Law and/or any securities law which is applicable or may be applicable to the Company from time to time, including the U.S. Securities Laws, including the regulations pertaining to these laws, the Israeli Securities Law - 1968, and/or according to rules and/or regulations adopted by the NASDAQ or the Tel-Aviv Stock Exchange or any other stock exchange and/or securities market and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement, and/or actions relating to tender offers of the Company, including actions relating to delivery of opinions in relation thereto.

4.20.	Any decision regarding a distribution, as defined in the Companies Law, including a distribution pursuant to a court order, and/or repurchase of shares or returns of capital or loans of the Company.

4.21.
Any actions in connection with the change in the Company's structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a change in the Company's capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

4.22.	Approval of corporate actions, including the approval of acts of the Company's management, its guidance and its supervision.

4.23.
Any claim or demand made in connection with any expression of opinion or saying made in good faith during the course of performance of duties and in connection with the performance of duties, including during meetings of the board of directors or committees of the Company;

4.24.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity (in Israel or abroad), including the Office of the Chief Scientist or the Investment Center of the Israeli Ministry of Industry and Commerce, the Israeli Antitrust Authority or the Israel Securities Authority, or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company and/or Subsidiary, or any of their respective businesses or operations.

4.25.	Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, for damages, losses or personal injuries related to such products.

4.26.
Any claim or demand made in connection with any preparation or formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers and suppliers, and collaboration with competitors.

4.27.
Any acts in regard of invasion of privacy, participation and/or non-participation at Board meetings and/or voting and/or abstention from voting at Board meetings, approval of corporate actions, claims of failure to exercise business judgment.

4.28.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business.

4.29.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

4.30.	Decisions and/or actions relating to environmental compliance, including pollution, contamination and hazardous materials.

4.31.	Granting of liens on Company assets and granting guarantees on behalf of the Company.

4.32.
Claims in connection with publishing or providing any information, including any filings with governmental authorities in the U.S., Israel and elsewhere, on behalf of the Company, in the circumstances required under applicable laws.

4.33.
Claims in connection with the preparation, approval or providing of any annual or quarterly financial statements, profit and loss statements, balance sheets and similar financial information or forecasts.

4.34.	Any of the forgoing actions or decisions relating or otherwise applicable to any Subsidiary or Affiliate of the Company.

4.35.
Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.

5.
Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable (“Time of Indebtedness”), and with respect to items mentioned in Section 1(ii) above, even prior to a court decision, but has no duty to advance payments in less than twenty (20) days (but in any event not later than thirty (30) days) following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company, if such proceedings are concluded in such manner that would not have entitled the Indemnitee to indemnification under Section 1 above. Additionally, the Company shall make available to Indemnitee any securities and/or guarantees which Indemnitee will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on Indemnitee's assets.

6.	Notification and Defense of Claim. If any Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

6.1.
The Indemnitee shall promptly notify the Company of any legal proceedings initiated and of all possible or threatened legal proceedings without delay following first becoming aware thereof, and the Indemnitee shall deliver to the Company, or to such person as it shall advise, without delay all documents received in connection with these proceedings. Similarly, the Indemnitee must advise the Company on an ongoing and current basis concerning all events which the Indemnitee suspects may give rise to the initiation of legal proceedings against the Indemnitee. Notice to the Company shall be directed to the Chief Executive Officer with a copy to the General Counsel and the Chief Financial Officer of the Company as per Section 19 hereof, or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Board and the other addressees.

6.2.
The Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless: (i) the Company shall not have assumed the defense of the Claim, or (ii) the named parties to any such action (including any impleaded parties) include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between Indemnitee and the Company, in either of which events reasonable fees and expenses of such counsel to Indemnitee shall be borne by the Company. However, in no event will the Company be obligated to pay the fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances. For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in Indemnitee’s name or to agree to a plea-bargain in his name without his prior written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without Indemnitee’s prior written consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee’s consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Agreement and/or pursuant to law and further provided that any such settlement or arrangement does not impose on Indemnitee any liability or limitation.

6.3.
The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent. Indemnitee shall give the Company such information and cooperation as may be required.

6.4.
The Indemnitee will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that the Indemnitee will not be required to pay the same or to finance the same himself.

7.
Subrogation.  In the event of payment under this Agreement from Company to Indemnitee, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

8.
Primacy of Indemnification. The Company hereby acknowledges that Indemnitee has or may have certain rights to indemnification, advancement of expenses and/or insurance provided by the Indemnitee or by the party or parties who appointed the Indemnitee and certain of such party's affiliates (collectively, the “Appointing Party”).  The Company hereby agrees, with respect to Indemnitee's right to indemnification pursuant hereto: (i) that the Company is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Appointing Party or its (or the Indemnitee's) insurer to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that, subject to the provisions hereof, the Company shall be required to advance the full amount of expenses incurred by Indemnitee and indemnifiable hereunder and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the Company’s Articles Association (or any agreement between the Company and Indemnitee) all subject to the provisions hereof, without regard to any rights Indemnitee may have against the Appointing Party or its (or the Indemnitee's) insurer, and, (iii) that the Company irrevocably waives, relinquishes and releases the Appointing Party or its (or the Indemnitee's) insurer from any and all claims against the Appointing Party or its (or the Indemnitee's) insurer for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Appointing Party or its (or the Indemnitee's) insurer on behalf of an Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Appointing Party or its (or the Indemnitee's) insurer shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company.  The Company and the Indemnitee agree that the Appointing Party or its (or the Indemnitee's) insurer are express third party beneficiaries of the terms hereof.

9.
Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually or reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

10.
Other Indemnification. Except to the extent provided in Section 8 above, the Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts, which are in excess of the amount paid to Indemnitee pursuant to such policy or agreement and other than a deductible payable by the Indemnitee under an insurance policy or indemnification agreement.

11.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with a Claim or Claims actually indemnified hereunder by the Company.

12.
Non-Exclusivity. The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period hereunder the rights of the then existing directors and officers are more favorable to such directors or officers than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

13.
Exemption. The Company hereby exempts Indemnitee, to the fullest extent permitted by law, from any liability, or any part of liability, for damages caused as a result of a breach of his duty of care to the Company, provided that in no event shall he be exempt with respect to any actions listed in Section 3.2 above.

14.	Post Factum Indemnification. It is hereby clarified that nothing in here shall limit the Company’s right to indemnify the Indemnitee post factum, for any and all amounts or events, without limitation.

15.
Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. If such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.
Termination of Services. For the avoidance of doubt, the Company will indemnify Indemnitee even if at the relevant Time of Indebtedness Indemnitee is no longer a director or officer of the Company or of a Subsidiary or a director, officer and/or board observer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by the Indemnitee while serving as a director, officer and/or board observer, as aforesaid, and in such capacity.

17.
Attorneys' Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

18.
Further Assurances. The parties will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as may be reasonably required for the purpose of giving effect to this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary, if for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

19.
Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

20.
Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject matter hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

21.
Binding Effect; No Assignment. This Agreement shall be binding upon Indemnitee and the Company, their successors and assignees, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assignees and to the benefit of the Company, its successors and assignees. Indemnitee shall not assign or otherwise transfer his rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

22.
Governing Law; Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Israel, without regard to their rules of conflict of laws, and any dispute arising from or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

23.
Construction. The undertakings of the parties pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law that is not dispositive or which cannot be amended, the provision of law shall prevail but the same shall not impair or derogate from the validity of the other provisions hereunder.

24.
Counterpart Signatures. This Agreement may be executed in counterparts, both of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that two parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or PDF transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or PDF signature page were an original thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

__________________________ On Track Innovations Ltd. Name: ______________ Title: ______________	__________________________ ____________________

Exhibit C

ON TRACK INNOVATIONS LTD.

EXECUTIVE COMPENSATION POLICY

1.	PREAMBLE

This Executive Compensation Policy (the "Policy") of On Track Innovations Ltd. (the "Company" or "OTI") is adopted in accordance with the requirements and limitations set forth in the Israeli Companies Law, 5759-1999 (the "Companies Law"). This Policy applies to all of OTI's Office Holders, as such term is defined in the Companies Law (hereinafter referred to as the "Executives").

The Policy refers to the terms of employment of Company's Executives and the termination terms thereof.

2.	PURPOSE

The purpose of this Policy is to set rules and guidelines with respect to OTI's compensation strategy for Executives designed to retain and attract highly qualified Executives by providing competitive compensation (within the Company's ability to fund compensation based on its financial resources), while creating appropriate incentives considering, inter alia, risk management factors arising from the business of the Company, the size of the Company (including without limitation, its sales volume and number of employees), the nature of its business and its then current cash flow situation, in order to promote OTI's long-term goals, work plan, policies and the interests of the shareholders of the Company.

This Policy is also designed to allow the Company to create a full compensation package for each of its Executives based on common principles, taking into account the experience of each of the Executives, as well as the characteristics of their position and their performance.

With respect to variable compensation components, the Policy is designed to allow the Company to consider each Executive's contribution in achieving the Company's short-term and long-term strategic goals and in maximizing its profits from long-term perspective and in accordance with the Executive's position.

By setting this Policy, the Company intends to increase the sense of solidarity of Executives with the Company and its activities, to increase the Executives' motivation to advance the long-term business of the Company and to make it more innovative, efficient and profitable; and to achieve higher levels of performance by Executives, while rewarding Executives for their efforts, and enabling the Company to retain and attract highly-skilled qualitative human capital within or to the Company.

3.	OVERVIEW OF EXECUTIVES’ COMPENSATION COMPONENTS

a)
Directors – Non-Employee Directors, including External Directors and Independent Directors (as defined in the Companies Law), shall receive from the Company an annual and participation based compensation in cash, reimbursement of expenses incurred by them in the performance of their duties, and may receive certain compensation in securities. Directors compensation (monetary or otherwise) shall be determined and approved by the Company’s Compensation Committee (the “Compensation Committee”), the Board of Directors (the “Board”) and by the General Meeting of Shareholders (the “General Meeting”) if required under applicable laws, and shall not exceed the maximum amounts set in accordance with the Companies Law and in the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

b)
Chief Executive Officer – The compensation of the Company’s and Company's subsidiaries' Chief Executive Officers (each, a “CEO”) shall include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to CEO’s in the high-tech industry, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components of the CEO, shall be approved by the requisite organs in accordance with the Companies Law.

c)
Executives (other than Non-Employee Directors and the CEO) – The compensation of Company's Executives (other than Non-Employee Directors and the CEO) shall include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to Executives in the high-tech industry, which shall be further described in this Policy. Such compensation, including performance targets and the maximum variable components payable to each Executive, shall be presented and recommended by Company's management and approved by the requisite organs in accordance with the Companies Law.

4.	GENERAL CONSIDERATIONS

While setting the compensation of each of the Executives, the Compensation Committee and the Board shall consider and refer to the following criteria, in accordance with the Companies Law:

a)	The Executive's education, skills, expertise, professional experience and achievements;

b)	The Executive's position, responsibilities and his or her previous compensation arrangements;

c)	Executive's expected contributions to the future growth and profitability of the Company;

d)
The ratio between the Executive's employment terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of differences between such on work relations in the Company (for purposes of this section "contractors" and "salary"- as defined in the Companies Law);

e)
If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed;

f)	The Executive's compensation in view of comparable situated executives and based on comparable industry data (including data of peer companies )8;

g)
If the employment terms include a severance arrangement – the Executive's term of employment, the employment terms during the employment term, the Company's performance during such term, the Executive's contribution to achieve Company's goals and/or for maximizing profits, and the circumstances of the Executive retirement.

Without derogating from the foregoing general criteria, the Compensation Committee and the Board may consider additional benchmark information, as shall be required and available from time to time.

5.	FIXED COMPENSATION

5.1.	BASE SALARY

a)
Directors – Non-Employee Directors, including External Directors and Independent Directors, shall receive in cash annual and participation based compensation and reimbursement of expenses incurred by them in performance of their duties (where the Company may issue them credit or debit cards to cover such expenses), as shall be determined and approved by the Compensation Committee and the Board, taking into account the considerations and restrictions set in the Companies Law and the rules and limitations set forth in the Companies Regulations.

b)
Chief Executive Officer – The CEO shall receive a base salary and reimbursement of expenses incurred in performance of his/her duties (where the Company may issue them credit or debit cards to cover such expenses), as shall be determined and approved by the Board. The CEO’s base salary shall be designed to reward the CEO for the time and effort spent by him or her in the performance of his or her tasks and duties in the day-to-day management of the Company and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the CEO such as education, expertise, professional experience and achievements, while taking into account his or her responsibilities and the requirements derived from the position. The CEO’s gross based annual salary shall not exceed NIS 2,160,000.

c)
Executives (other than Non-Employee Directors and the CEO) – The Executives shall receive a base salary and reimbursement of expenses incurred in performance of their duties (where the Company may issue them credit or debit cards to cover such expenses), as shall be determined and approved by the Board.  Executive's base salary shall be designed to reward the Executive for the time and effort spent by him or her in the performance of his or her tasks and his day-to-day duties and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the Executive, such as education, expertise, professional experience and achievements, while taking into account his or her responsibilities and the requirements derived from his or her position. The Executive’s gross based annual salary shall not exceed NIS 2,160,000.

8 In order to set the fixed base salary and other compensation components range, compensations of similar job holders in relevant companies or reliable salary surveys will be reviewed on a case by case basis over time. Comparative studies will cover companies matching as many criteria as possible from the following list: (i) companies in the contactless cards business; (ii) publicly traded companies whose stock are traded on NASDAQ at a Market Cap/EBITDA/Revenue/Net Income/Free Cash Flow level similar to that of the Company; (iii) companies competing with the Company for managerial talent and for potential Executive in particular; companies with headcount similar to that of the Company.

Without derogating the foregoing, the Compensation Committee and the Board shall be entitled at their own discretion to increase from time to time on an annual basis the Executives gross salary, by up to 15% without requiring approval of the general meeting to the extent permitted under applicable law.

5.1.A	LUMP SUM SIGN UP BONUS

All Executives may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign up bonus shall not exceed NIS 400,000.

5.2.	ADDITIONAL BENEFITS

Executives, excluding Non-Employee Directors, shall be entitled to any and all basic social benefits provided by the applicable Israeli Law, including, among others and without limitation, advance notice period for termination of employment, annual leave, sickness leave, pension and/or managers insurance, education fund, convalescence payments ("D'mei Avraha") and severance payments.

In addition to these benefits, the Executives may be entitled at Company’s account to other industry standards benefits and insurances, such as all or any of the following benefits:

a)
Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the Executives for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, the Company adopts the following compensation terms:

i.
The Company will provide all Executives with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as the Company. In Israel, the Company will provide all Executives educational fund as well.

ii.	The Company will subsidize Company cars for Executives (and gross up taxes in connection therewith).

iii.	The Company will provide all Executives with mobile phones for their use and will bear all taxes related to the use of the phone according to local legislation.

iv.	The Company will cover any reasonable, direct costs associated with an Executive's permanent move to a location decided by Company.

v.	Each Executive will be entitled to annual vacation according to prevailing Company procedures and policies, taking into consideration any relevant prior tenure and local legislation.

vi.	Each Executive will be entitled to sick leave according to Company procedures and any relevant local legislation.

vii.	Each Executive will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

viii.
Executives may be entitled to an unconditional advance notice period prior to Company termination of employer/employee relations (where Company may waive the actual work of Executives during the advance notice period) according to the following table:

Position	Months
CEO, CFO	Up to 6 months
VPs and other Executives	Up to 4 months

ix.
Without derogating from the advance notice period above and in addition thereto, the Company with the approval of the Compensation Committee will be authorized to approve a termination pay of, including special consideration for confidentiality and non-competition undertakings upon termination of employment, up to the maximum levels set in the following table.

Position	Months
CEO	Up to 12 months
CFO	Up to 6 months
VPs and other Executives	Up to 4 months

The termination pay will be paid as soon as possible following the date of termination of employment and will be equivalent to the monthly base salary of the Executive multiplied by the number of months as specified in the chart above and as approved, without any additional components.

b)
All Executives, including Non-Employee Directors, shall be entitled to coverage by a D&O insurance policy and to receive from the Company an exemption and indemnification letter reflecting maximum indemnification and exemption in accordance with applicable law, as shall be approved from time to time in accordance with the Companies Law.

6.	VAIRABLE COMPENSATION

6.1.	GENERAL

Executives, other than Non-Employee Directors, may be incentivized through cash bonuses, designed to reward the Executives for personal achievement, reflecting his or her contribution to achieve the Company's goals.

All Executives, including Non-Employee Directors, may be additionally incentivized by a long-term equity-based incentive through the Company’s Stock Option Plan(s), designed to create a proximate interests of maximizing shareholder value, as reflected in the increase in the value of Company’s shares, and provide the Executives with a stake in the Company's success, thus linking the Executives' long-term financial interests with the interests of the Company’s shareholders and shareholders’ value.

Such incentives will be made through an annual program that defines performance targets based on the role and scope of each Executive. Actual payments are driven by the business and individual performance and achievement vis-à-vis the performance targets set at the beginning of the year, with upside potential tied to achieving superior performance.

In determining the said annual performance targets for Executives and the cash bonus and long-term equity-based incentives payable to each Executive as aforementioned, consideration should be given to promote the Company's long-term goals and to ensure that a material portion of the variable components be determined based on measureable criteria. Additional portion of the variable components may be based on non-measureable criteria taking into account the Executives' contribution to the Company.

While determining the Executives performance targets, the Company may take into consideration diverse parameters such as, without limitation, financial results, sales results, efficiency metrics, internal and external customer satisfaction, shareholders value, execution of projects, attainment of milestones, etc.

6.2.	ANNUAL PERFORMANCE BONUS

6.2.1.
Payment of the annual performance bonus (the “Bonus”) to Executives, other than Non-Employee Directors, shall be tied to long-term corporate performance, rather than short-term stock market performance, with the goal of eliminating abuses resulting from a short-term focus.

6.2.2.	Such Bonus shall be made in accordance with each Executive's performance targets and based, among others, upon the following factors:

a)
The Company’s achievement of certain financial performance metrics, consisting of annual revenue targets, earnings before interest, taxes, depreciation and amortization  target and free cash flow target, each based on the Company’s annual budget (to be approved by the Board);

b)	Achievement of the Executive defined Management by Objectives (“MBOs”) which will be determined by the CEO; and

c)
Discretionary and based upon achievement of the Executive performance goals, which shall be determined by the CEO, taking into account tangible and intangible performance factors as it deems appropriate, including the Executive’s relative contribution to the Company.

6.2.3.	In defining the Bonus the Company shall consider the weigh and percentage of each of the factors for the calculation of the Bonus as prescribed in the following table.

Position	Financial Factors	Defined MBOs	Discretionary
CEO, CFO	50- 90%	0 to 20%	10 to 30%
VP of Sales	50-75%	up to 50%	up to 10%
Other Executives	40-70%	up to 40%	up to 25%

6.2.4.
Payment of the annual Bonus (if any) will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive's employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director shall make appropriate adjustments. Any such bonus may be paid in cash in a single lump sum or by equity compensation, or a combination of both.

6.2.5.	The Executives annual Bonus shall not exceed the following amounts:

a)	CEO - the aggregate amount equivalent to 12 gross base salaries of the CEO.

b)	Other Executives - the aggregate amount equivalent to 9 gross base salaries of the Executive.

6.3.	EQUITY BASED INCENTIVES

Equity-based compensation may be granted to Executives, subject to the Company Stock Option Plan, in accordance with an annual equity incentive plan, as may be in effect from time to time (collectively, the "Equity Incentive Plans"), in any form permitted under such plans, including stock options. Such Equity Incentive Plans will be designed to allow non-required shareholders dilution on the one hand, yet to provide a long-term retention tool and spreading the risk for gain, on the other hand.

All equity-based incentives granted to Executives shall be subject to vesting over a vesting period of between three to four (3-4) years in order to promote long-term retention of the awarded Executives, with full acceleration upon a change of control event. Unless otherwise determined in a specific stock options award agreement and unless accelerated upon a change of control event, options grants to Executives shall vest gradually over a period of three (3) years, vesting in portions of 1/3 of the total number of options each year, quarter or any other period as shall be determined by the Board. Unless otherwise determined in a specific stock options award agreement, the exercise price of the equity-based compensation, in case of stock options, shall be calculated according to the average closing price of the Company's Ordinary Shares on Nasdaq during the last 30 days prior to the date of grant.

The Equity-based compensation granted to an Executive in a given 12 month period shall not exceed at the date of the grant, the aggregate amount of sixty seven percent (67%)(two-thirds) of the cost of the Executive’s annual salary, including benefits, calculated by the Black & Scholes model as the 0.33 (third) (on a vesting period of 3 years) or 0.25 (forth) (on a vesting period of 4 years) of the grant, as the case may be, that is vested during the given year.

7.	RATIO BETWEEN FIXED COMPENSTION AND VARIABLE COMPENSATION

Unless otherwise determined in a specific Executive employment agreement (to be approved by the Board), the maximum value of the variable compensation components shall be up to 100% of each Executive's total compensation package on an annual basis.

8.	RECOUPMENT POLICY

The Company may seek reimbursement of all or a portion of any compensation paid to an Executive on the basis of financial data included in Company's financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

9.	EXCHANGE RATES

Monetary amounts in this Policy are quoted in NIS, yet subject to the applicable currency exchange rates.

10.	REVIEW, RECOMMENDATION AND APPROVAL OF THE POLICY

This Policy was formulated by the Compensation Committee that approved it on October 21, 2013 and recommended the Board to approve it. On October 22, 2013 the Board approved this Policy and recommended the General Meeting to approve it. This Policy is submitted for approval by the General Meeting of the Company in the Annual Meeting that will be held on December 6, 2013.

The Compensation Committee shall review and evaluate this Policy from time to time, monitor its implementation, and recommend to the Board and the General Meeting to make any amendment or restatement to the Policy as it deems necessary from time to time.

Due to the Company's current transition business situation, the term of this Policy shall be 34 months as of the date of its adoption. Following such term (or before), this Policy will be examined by the Compensation Committee and will brought to the Board and General Meeting for approval.

Last Updated: October 22, 2013
*           *           *           *           *           *

ON TRACK INNOVATIONS LTD.
ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
DECEMBER 6, 2013

PROXY CARD

THE FOLLOWING PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF ON TRACK INNOVATIONS LTD.

The undersigned, a shareholder of On Track Innovations Ltd. (the “Company”) hereby appoints Ofer Tziperman, CEO of the Company and/or Arie G. Rubinstein, General Counsel and Secretary of the Company, or any one of them, or any other person duly authorized by them, as proxy and attorney of the undersigned, for and in the name(s) of the undersigned, to attend the annual general meeting of shareholders of the Company (the “Meeting”) to be held on Friday, December 6, 2013, at 09:00 A.M. (Pacific Standard Time), at Manhattan Beach Marriott Hotel, 1400 Parkview Avenue, Manhattan Beach, California 90266 United States, and any adjournment thereof, to cast on behalf of the undersigned all the votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the Meeting with all powers possessed by the undersigned as if personally present at the Meeting, including, without limitation, to vote and act in accordance with the instructions set forth below.

The Company will not be able to count a Proxy Card, unless it is received by the Company at its principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or by the Company's transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by December 4, 2013 at 4:00 P.M. Israel Time, which is December 4, 2013 at 09:00 A.M. Eastern standard time.

The votes entitled to be cast by the undersigned will be cast as instructed below. However, if this Proxy Card is executed but no instruction is given with regards to all or any proposals on the agenda of the Meeting, the votes entitled to be cast by the undersigned will be cast “FOR”.

You are asked to indicate whether you are a "Controlling Shareholder" or have a "Personal Interest" in the approval of each of Items 2, 3, 5, 6 and 7.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
ON TRACK INNOVATIONS LTD.
("COMPANY")
DECEMBER 6, 2013
Please date, sign and mail your proxy card
in the envelope provided as soon as possible.
Please mark your vote in blue or black ink as shown here ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
“FOR” PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9

		For	Against	Abstain
1.
To re-appoint Somekh Chaikin (a member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and to authorize the Company's Board of Directors to delegate the authority to determine said independent registered public accounting firm's remuneration to the Audit Committee.

		☐	☐	☐
2.	To approve and ratify the purchase of a directors' and officers' insurance policy by the Company.	☐	☐	☐
3.	To approve the terms of employment of Mr. Ofer Tziperman, the Company's Chief Executive Officer.	☐	☐	☐
4.	To adopt the Amended and Restated Articles of Association of the Company.	☐	☐	☐
5.	To approve the issuance of amended and restated indemnification and exemption letters to the directors and officers of the Company.	☐	☐	☐
6.	To approve the Company’s Executive Compensation Policy.	☐	☐	☐
7.
To approve (a) the appointment of Mr. Dimitrios Angelis, the Chairman of the Company's Board of Directors, as the CEO of OTI America, Inc. and (b) the employment terms in connection with such position.

		☐	☐	☐
8.
To approve the change of the Company's name to "OTI Ltd." and authorize the management of the Company to approve such similar name as approved by the Israeli Registrar of Companies, and approve the applicable amendment to the Company’s Articles of Association and Memorandum of Incorporation to reflect such name change (with such change of the Company’s name to be effective only following the authorization of the Israeli Registrar of Companies).

		☐	☐	☐
9.
To elect Mr. Jerry L. Ivy, Jr. to serve as a director of the Company until the first general meeting of the shareholders of the Company to be held following the termination of a 36 month period commencing as of the date of the Meeting.
		☐	☐	☐

Please indicate by check mark if the following is applicable to you with respect to proposed resolution(s) 2, 3, 5, 6 and 7:
☐ I am a "Controlling Shareholder"/I have a “Personal Interest” (excluding a Personal Interest that is not related to a relationship with a Controlling Shareholder), as such terms are defined under the Israeli Companies Law 1999, in proposed resolution(s) _________, for the following reasons: ________________________________________________________________________.

Signature: ___________________ Date: ____________
Print Name of Shareholder:
 __________________________
Print Name of Signer:
_______________________________
Print Title of Signer:
_______________________________
Number of Ordinary Shares:
_________________________

NOTE: Please sign exactly as your name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by an authorized officer or if a partnership, please sign in full partnership name by an authorized person.